Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

October 10, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
DSM Global Growth & Income Fund (S000042251)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your August 29, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 521 to its registration statement.  PEA No. 521 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 17, 2013, and effectiveness has been extended and is designated to become effective on October 10, 2013.  The purpose of PEA No. 521 was to add a new series to the Trust: the DSM Global Growth & Income Fund (the “Fund”), managed by DSM Capital Partners LLP (the “Advisor”).  The Trust is filing this PEA No. 533 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 533 will become effective simultaneously with PEA No. 521 on October 10, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	If acquired fund fees and expenses (“AFFE”) is expected to exceed 0.01%, please include as a line item on the Fees and Expenses table.

The Trust responds by confirming that AFFE is not expected to exceed 0.01%.  Accordingly, no line item has been added to the Fees and Expenses table.

3.	Please file the “Operating Expenses Limitation Agreement” as an exhibit to the registration statement.

The Trust responds by confirming that the “Operating Expenses Limitation Agreement” is filed as an exhibit to this filing.

4.	Please confirm supplementally that the Fund will not invest in derivatives.

The Trust responds by confirming that the Fund does not intend to invest in derivatives.

5.
Please make disclosure clear that the Fund will invest in at least three different “non-U.S. countries” or that the “Fund’s investments will be tied economically to a number of countries throughout the world.”

The Trust responds by revising the disclosure accordingly.

6.	Please define “non-U.S. issuers” within the disclosure.

The Trust responds by revising the disclosure accordingly.

7.	Please undertake to sticker the Prospectus if at any time the Fund invests a material amount of its net assets in any one non-U.S. country.

The Trust responds by undertaking to supplement the Prospectus if at any time, the Fund invests a material amount of its net assets in any one non-U.S. country.

8.	Please disclose whether or not there is a maximum amount that the Fund may invest in the securities of issuers in emerging markets countries.

The Trust responds by stating that there is no maximum amount that the Fund may invest with respect to investments in emerging markets countries.

9.	Please expand the disclosure to include any sector where the Fund intends to invest 25% or more of its assets.

The Trust responds by expanding the Fund’s sector risk disclosure in the Statement of Additional Information.

10.	Please expand the “Foreign Risks” disclosure to include the fact that foreign investments involve less transparency, less information and exposure to foreign taxes.

The Trust responds by revising the disclosure accordingly.

11.	With respect to page 3 of the Prospectus in the section titled, “Purchase and Sale of Fund Shares,” please make clear that “redeem” means “sell.”

The Trust responds by revising the disclosure to read as follows:

“Investors may purchase or redeem (sell) Fund shares on any business day by written request, wire transfer, or telephone.  You may conduct transactions by mail (DSM Global Growth & Income Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), or by telephone at 1-877-862-9555.  Investors who wish to purchase or redeem (sell) Fund shares through a broker-dealer should contact the broker-dealer directly.  The minimum initial and subsequent investment amounts for various types of accounts are shown below, although the Fund may reduce or waive the minimums in some cases.”

12.
Please expand the disclosure in the “Purchases by Mail” section of the Prospectus to include a discussion regarding the fact that NAVs will be calculated using the next day’s NAV after receipt by the transfer agent of purchase order requests, noting that the receipt by the U.S. Postal Service, does not constitute receipt by the Fund.

The Trust responds by directing the Staff’s attention to the disclosure on page 13 of the Prospectus which states the following:

“The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC post office box, of purchase orders or redemption requests does not constitute receipt by the transfer agent of the Fund.”

13.	If the Fund’s portfolio holdings policy is provided on the Fund’s website, please revise the disclosure in the Prospectus to reflect that it is available.

The Trust responds by leaving the statement as is.  The Fund’s portfolio holdings policy is available in its SAI, which is on the website, but the policy is not located on the Fund’s website as a separate document.

14.	In the “Fund Expenses” section on page 10 of the Prospectus, please confirm that the Board of Trustees does not intend to terminate the Expense Cap.

The Trust responds by confirming that the Board of Trustees does not intend to terminate the Expense Cap.

15.
With respect to “The Advisor’s Related Performance Regarding Substantially Similar Accounts,” please confirm that all accounts/funds with the same policies, strategies and objectives as the Fund have been included in the Composite.

The Trust responds by confirming that the Composite is comprised of all such accounts.

16.
The disclosure on page 10 of the Prospectus in the section titled, “The Advisor’s Related Performance Regarding Substantially Similar Accounts” states that all expenses must be deducted from the performance excluding custody fees and trust-related costs, please confirm that this consistent with GIPS.

The Trust responds by deleting the phrase “trust-related costs” in the disclosure on page 10 of the Prospectus.

Statement of Additional Information (“SAI”) (Non-Fundamental Restrictions)

17.	Please add disclosure regarding securities lending, if applicable, (See, State Street No Action Letter Release No. 10666).

The Trust responds by revising the disclosure as requested.

18.
Please add an anti-leveraging non-fundamental policy and a non-fundamental policy prohibiting mortgaging, pledging or hypothecating assets of the Fund except in connection with any borrowings and only with respect to 33-1/3 of the Fund’s assets.

The Trust responds by adding the following disclosure to the SAI on page B-12.

2.	The Fund may not, with respect to fundamental investment restriction 1 above, purchase portfolio securities while outstanding borrowings exceed 5% of its assets.

3.	The Fund may not mortgage, pledge or hypothecate any of its assets except in connection with any such borrowings and only with respect to 33-1/3% of its assets.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP